EXHIBIT 99(A)(5)
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                        WESTCOAST HOSPITALITY CORPORATION
                          STOCK OPTION EXCHANGE PROGRAM

                           FREQUENTLY ASKED QUESTIONS



Q:    WHY IS WESTCOAST OFFERING A STOCK OPTION EXCHANGE PROGRAM?

A:    Since our initial public offering in 1998, the price of our stock has been very volatile. Consequently, many employees hold options that are "under water" (which means that the exercise price of the option is greater than the current market value of the stock). Stock options are of little value to WestCoast and employees if it is unlikely that the options will be above water in a reasonable amount of time.

Q:    DO I HAVE TO PARTICIPATE IN THE STOCK OPTION EXCHANGE PROGRAM?

A:    No. You may elect to keep the options you have at their current exercise prices.

Q:    HOW DO I KNOW WHETHER I SHOULD PARTICIPATE?

A:    Participation is an individual decision. You should take all of the variables into consideration, including your expectation of what WestCoast's stock price will be in the future. You may also wish to consult an investment attorney or other certified financial professional to assess whether participation is right for you.

Q:    WHAT IF I ELECT TO PARTICIPATE BUT LEAVE WESTCOAST BEFORE NEW OPTIONS ARE
GRANTED?

A:    You must be a current employee of WestCoast when new options are issued next February in order to receive a new option. A break in service during this time will render you ineligible to receive a new option. However, you will not have a break in service if you are on an approved leave of absence.

Q:    WHAT IF I CHANGE MY MIND AFTER I ELECT TO PARTICIPATE?

A:    You may withdraw your election at any time during the election period
(July 2, 2002 to July 31, 2002). After the election period ends at 5:00 p.m. Pacific Daylight Time on July 31, 2002, you may not withdraw your election.

Q:    WHO IS ELIGIBLE TO PARTICIPATE?

A:    All current employees, including our executive officers, who hold options under our 1998 Stock Incentive Plan having an exercise price of $15 per share are eligible to participate in the offer. Our non-employee directors are not eligible to participate in the offer. Other option holders who are not current employees are also ineligible to participate in the offer.

Q:    HOW WILL THE NEW OPTIONS VEST AND, ONCE VESTED, FOR HOW LONG WILL THEY
REMAIN EXERCISABLE?

A: One-half of the new options granted under the program will vest six months following the date of grant, one-fourth of the options will vest on the first anniversary of the date of grant and the remaining one-fourth of the options will vest on the second anniversary of the date of grant. The term of the new options will be for ten years from the date of grant, subject to earlier termination upon the occurrence of certain events such as termination of your employment.

Q:    WHY WILL THE NEW OPTIONS THAT I AM GRANTED IN THIS OFFER NOT START VESTING
IMMEDIATELY?

A:    Under the Fair Labor Standards Act (FLSA), a company is required to include gains from option exercises in the overtime pay calculation for non-exempt employees unless the options satisfy the applicable exemption under the FLSA. One of the requirements for the FLSA exemption is that options not be exercisable for the first six months after the options are granted. To satisfy this requirement, none of the new options granted to employees participating in the offer will vest until six months after their grant date.

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Q:    WHY DO I ONLY GET ONE SHARE FOR EVERY TWO SHARES I EXCHANGE?

A:    We are offering you the opportunity to realize value for your options, which are considerably under water. The exchange rate is the tradeoff for your participation in the program. A successful exchange offer will enable us to reduce the total number of our shares that are outstanding, which we believe will be perceived in the market to strengthen the value of our stock. You also get options that are potentially more valuable than what you had before.

Q:    WHY DO I HAVE TO WAIT SIX MONTHS AND ONE DAY FOR THE OPTIONS TO BE
REISSUED?

A:    There are strict accounting rules regarding the exchange of stock options.
If we did not wait the specified amount of time to issue the new options, these rules would require us to book significant compensation charges, which could have an adverse effect on the price of our stock.

Q:    WHAT IF THE STOCK PRICE GOES UP IN THE NEXT SIX MONTHS?

A: No one can accurately predict where the price of a given stock will be in six months. It is possible that the exercise price six months from now could be higher than $15, the exercise price of the options that you can exchange. It is left to your judgment whether or not you should exchange your options. Consult your tax advisor for specific investment advice.

Q:    CAN I TURN IN PART OF MY $15 OPTIONS?

A:    No. If you decide to turn in any options, you must turn in all options that have an exercise price of $15 per share.

Q:    WHAT IF WESTCOAST IS ACQUIRED BY ANOTHER COMPANY BEFORE THE REPLACEMENT
GRANTS ARE ISSUED?

A: While no acquisition of WestCoast is currently being planned, acquisitions can occur. If an acquisition did occur, we would make an effort to have the acquiring company honor the terms of the Stock Option Exchange Program. However, we cannot guarantee that the acquiring company would do this. Therefore, if we are acquired before the new options are granted, it is possible that you would not receive any new options or other consideration in exchange for your tendered options.

Q:    IF I DECIDE TO PARTICIPATE IN THE STOCK OPTION EXCHANGE PROGRAM, WILL I
HAVE TO PAY TAXES ON THE EXCHANGE?

A:    Under current IRS regulations, we believe that the exchange will be treated as non-taxable for U.S. employees filing in the U.S. As with any significant transaction, however, you should consult your tax advisor to determine the specific tax ramifications of tendering options in this offer.

Q:    WHERE CAN I GET MORE INFORMATION ON THE STOCK OPTION EXCHANGE PROGRAM?

A:    You will find more detailed information in the Offer to Exchange and the other documents you received with this list of Frequently Asked Questions. If after reviewing these materials you have additional questions, Please contact:

          Patricia Stapleton
          WestCoast Hospitality Corporation
          201 West North River Drive, Suite 100
          Spokane, Washington 99201
          E-mail: pat.stapleton@westcoasthotels.com
          Telephone: (509) 777-6321


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